UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Appointment of Directors and Change in Composition of Board Committees

The board of directors (the “Board”) of the Company announces the following appointments and changes to the composition of the Board committees effective December 11, 2025:

(1)	Mr. Tsai Yi Yang (“Mr. Tsai”), previously the Chairman of the Board and Chief Executive Officer, no longer serves as Chairman of the Board but continues in his roles as an executive director and Chief Executive Officer of the Company;

(2)	Mr. Li Qiang (“Mr. Li”) has been appointed as an executive director and Chairman of the Board; and

(3)	Mr. Tian Yiding (“Mr. Tian”) has been appointed as an independent non-executive director.

After the changes described above and effective from December 11, 2025,

●	Mr. Li will assume the role of Chairman of the Board, which was previously held by Mr. Tsai;

●	the Board will consist of seven (7) directors, including three (3) executive directors, namely Mr. Tsai, Mr. Li, and Mr. Wong Man Ue, Nick and four (4) independent directors, namely Mr. Tian, Mr. John Robert Fiore, Mr. Patrick Man Shun Wong, and Ms. Lee Su-Jung;

●	the audit committee consists of Mr. Tian, Mr. John Robert Fiore, Mr. Patrick Man Shun Wong, and Ms. Lee Su-Jung with Mr. Patrick Man Shun Wong serving as the chairperson of the audit committee;

●	the compensation committee consists of Mr. Tian, Mr. John Robert Fiore, Mr. Patrick Man Shun Wong, and Ms. Lee Su-Jung with Ms. Lee Su-Jung serving as the chairperson of the compensation committee; and

●	the nominating and corporate governance committee consists of Mr. Tian, Mr. John Robert Fiore, Mr. Patrick Man Shun Wong, and Ms. Lee Su-Jung with Mr. John Robert Fiore serving as the chairperson of the nominating and corporate governance committee.

Set forth below is certain biographical information regarding the background and experience of Mr. Li and Mr. Tian:

Mr. Li Qiang, aged 57, has over 20 years of experience in the data center and technology infrastructure industry. He led Trunbow Asia-Pacific Technology Co., Ltd. to a NASDAQ listing in 2011. Mr. Li previously served as Chairman of Global Switch Holdings Limited from 2016 to 2020, where he oversaw one of Europe’s largest neutral third-party data center platforms, managing 10 hyperscale facilities across major global hubs including London, Paris, Frankfurt, Singapore and Sydney. He is currently Head of Data Center at Ricloud AI Inc., where he has driven strategic partnerships, including the company’s NVIDIA cloud partnership, to strengthen advanced data center infrastructure capabilities.

Mr. Tian Yiding, aged 31, has over 10 years of experience in corporate investment and international business development. Mr. Tian served as a director of Hezhan Group from January 2014 to January 2019, where he was involved in the group’s external investment projects, including participation in the management and upgrade of the Qingzhou Yellow Huaxi District Scenic Spot in Shandong. He later founded and led Beijing Yidingshan Technology Co., Ltd. as general manager from September 2019 to June 2022. Since August 2022, Mr. Tian has served as Chairman of Yiding International Limited in Hong Kong, overseeing strategic planning and building an efficient operating model while partnering with state-owned enterprises to integrate resources and expand overseas markets. Since March 2023, he has also served as Chairman of Yiding Autos FZCO in Dubai, focusing on international market expansion and cross-border partnerships.

The Board has determined that Mr. Tian qualifies as an independent director under the applicable rules and regulations of the SEC and NASDAQ Rule 5605(a)(2), based on an evaluation of the relationships between the Company and Mr. Tian.

There are no family relationships among the directors or executive officers of the Company.

There is no arrangement or understanding between Mr. Li and Mr. Tian, and any other person pursuant to which they were selected as directors or executive officers of the Company.

There are no transactions in which Mr. Li and Mr. Tian, or their immediate family members have an interest requiring disclosure under Item 404(a) of Regulation S-K.

The Board believes Mr. Li and Mr. Tian will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Li and Mr. Tian on joining the Board.

Issuance of Press Release

On December 11, 2025, the Company issued a press release announcing the foregoing appointment of directors and change in composition of Board committees.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated December 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: December 11, 2025	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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